CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2004                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

             Natuzzi Announces Third Quarter 2004 Financial Results

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--Nov. 15,
2004--Natuzzi S.p.A. (NYSE: NTZ):

   Quarter's highlights:

   -- Net sales decreased 4.8% to EUR 165.5 million compared to the third quarter 2003

   --  Unit sales up 1.5% over last year comparable period

   --  Net profit margin declined from 4.0% to 3.4%

   -- Cash flow from operations almost tripled to EUR 70.0 million in the first nine months of 2004

   Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the third quarter ended September 30, 2004.

   NET SALES
----------------------------------------------------------------------

   In the third quarter 2004 net sales decreased by 4.8 percent to EUR 165.5 million, or $ 202.3 million, from EUR 173.9 million, or $
195.9 million, reported in the third quarter 2003. In the first nine months of 2004, net sales were flat at EUR 559.9 million, or $ 686.2 million, over last year comparable period.
   During the third quarter 2004 Natuzzi's net upholstery sales decreased marginally by 0.4 percent to EUR 147.1 million, or $ 179.8 million, compared to last year's third quarter and other sales (principally living-room accessories and raw materials) decreased 29.8 percent to EUR 18.4 million, or $ 22.5 million.
   Third quarter 2004 net upholstery sales decreased 15.5 percent in the Americas to EUR 69.2 million, or $ 84.6 million, and increased
22.8 percent in Europe to EUR 66.9 million, or $ 81.8 million. In the rest of the world net upholstery sales decreased 2.7 percent to EUR
11.0 million, or $ 13.4 million.
   In the third quarter of 2004, total net sales to "Divani & Divani by Natuzzi", "Natuzzi Store" and "Kingdom of Leather" stores increased
25.2 percent to EUR 26.8 million, or $ 32.8 million. During the same quarter 3 new stores were opened in France, Switzerland and Spain and one was closed in Italy, bringing the total number of stores to 139 in Italy and 125 outside Italy.
   Leather-upholstered furniture sales in the third quarter of 2004 increased by 0.2 percent with respect to last year's third quarter, to EUR 120.7 million, or $ 147.6 million. Fabric upholstered furniture sales were EUR 26.4 million, or $ 32.3 million, down 3.3 percent compared to the third quarter 2003.
   Sales of Natuzzi-branded furniture, which accounted for 76.8 percent of third quarter total net upholstery sales, were EUR 112.9 million, or $ 138.0 million, down 0.3 percent compared to last year's quarter sales of EUR 113.2 million, or $ 127.5 million. In the same period, net sales of Italsofa branded furniture decreased 0.9 percent to EUR 34.2 million, or $ 41.8 million, from EUR 34.5 million, or $
38.9 million.
   Pasquale Natuzzi, Chairman and Chief Executive Officer, said:
"Although also the third quarter 2004 was characterized by a weak demand, by a persistent U.S. dollar depreciation against Euro and, consequently, by a constant reduction in the order flow, net upholstery sales were substantially flat, whereas the unit sold have slightly increased".

   GROSS PROFIT & OPERATING INCOME
----------------------------------------------------------------------
   Third quarter 2004 gross profit was EUR 57.6 million, or $ 70.4 million, down 5.1 percent over the last year's quarter. During the same period, Natuzzi's gross profit margin slightly decreased to 34.8 percent from 34.9.
   Natuzzi's third quarter 2004 operating income decreased 37.4 percent to EUR 6.7 million or $ 8.2 million. Operating margins for each year's comparable quarter were 4.0 percent in 2004 and 6.2 percent in 2003.

   FOREX & TAXES
----------------------------------------------------------------------
   In the third quarter 2004, Natuzzi had a net foreign exchange gain of EUR 1.8 million, or $ 2.2 million, versus a loss of EUR 2.3 million or $ 2.6 million reported in the third quarter 2003.
   Income taxes for third quarter 2004 were EUR 1.8 million, or $ 2.2 million. The effective tax rate was 24.0 percent versus a 27.1 percent in the prior year's period.

   NET INCOME & EARNINGS PER SHARE
----------------------------------------------------------------------
   In the third quarter of 2004, the Company reported a net income of EUR 5.6 million, or $ 6.8 million, down 20.0 percent from EUR 7.0 million, or $ 7.9 million, achieved in the same period of 2003, while third quarter earnings per share (ADR) were EUR 0.10, or $ 0.12. In the nine month period net income decreased 17.8 percent to EUR 27.7 million, or $ 33.9 million, from EUR 33.7 million or $ 37.5 million in the prior year's comparable period.
   Pasquale Natuzzi commented: "In third quarter 2004, the Company's profitability continued to be affected by the same factors reported in the previous two quarters: strong appreciation of the Euro, higher selling costs related to the opening of stores and galleries and investments in the Natuzzi brand strategy. The economic environment is characterized by the persisting uncertainties due to the weak demand and to the continuing appreciation of the Euro. For the whole 2004 we expect a growth of seats sold of about 3% on 2003, and confirm our forecast of a Net Earnings of about 5%".

   CASH FLOW
----------------------------------------------------------------------
   In the first nine months of 2004, net cash flow from operations almost tripled to EUR 70.0 million or $ 85.8 million. On a per ADR basis, nine months 2004 net operating cash flow was EUR 1.28, or $ 1.57, compared to EUR 0.44 or $ 0.49 in 2003.

   OUTLOOK
----------------------------------------------------------------------
   Concluded Mr. Natuzzi: "Assuming that the current market, currency and economic scenario do not further deteriorate, in 2005 our efforts will be oriented to increase the unit sold by about 5% and to the achievement of Net Earnings in the region of 5%."

   CONVERSION RATES
----------------------------------------------------------------------
   The third quarter 2004 and 2003 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.2226 per EUR and $ 1.1266 per EUR, respectively. The nine months figures for 2004 and 2003 were converted at an average noon buying rate of $
1.2255 per EUR and $ 1.1124 per EUR, respectively.

   ABOUT NATUZZI S.P.A.

   Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
   Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 125 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
   Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 139 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 114 licensed Divani & Divani by Natuzzi and Natuzzi stores and 13 Kingdom of Leather stores (as of today).
   Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

   Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

                           - tables follow -



                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the third quarter ended September 30, 2004 and 2003 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                                  3rd              3rd
                                Quarter   %       Quarter   %      %
                                ------  -----     ------  ----- ------
                                 2004   Sales      2003   Sales Change
                                ------  -----     ------  ----- ------

       Upholstery net sales      147.1             147.7         -0.4%
                Other sales       18.4              26.2        -29.8%
Net Sales                        165.5   100%      173.9   100%  -4.8%

                  Purchases      (68.3)            (83.7)       -18.4%
                      Labor      (23.8)            (23.4)         1.7%
  Third-party Manufacturers       (6.3)             (6.8)        -7.4%
        Manufacturing Costs       (7.1)             (6.8)         4.4%
           Inventories, net       (2.4)              7.5       -132.0%
Cost of Sales                   (107.9)           (113.2)        -4.7%

Gross Profit                      57.6  34.8%       60.7  34.9%  -5.1%

           Selling Expenses      (41.7)            (40.9)         2.0%
General and Administrative
                   Expenses       (9.2)             (9.1)         1.1%

Operating Income                   6.7   4.0%       10.7   6.2% -37.4%

       Interest Income, net        0.0               0.1
      Foreign Exchange, net        1.8              (2.3)
          Other Income, net       (1.0)              1.1

Earnings before taxes and
 minority interest                 7.5               9.6        -21.9%

               Income taxes       (1.8)             (2.6)       -30.8%

Earnings before minority
 interest                          5.7               7.0        -18.6%

          Minority Interest        0.1               0.0

Net Earnings                       5.6   3.4%        7.0   4.0% -20.0%
                            ============      ============

         Earnings per Share       0.10              0.13
                            ============      ============

Average Number of Shares
 Outstanding*               54,681,628        54,681,628


                KEY FIGURES IN U.S. DOLLARS (millions)

                                                     3rd       3rd
                                                    Quarter   Quarter
                                                  --------------------
                                                       2004      2003
                                                  --------------------
Net Sales                                             202.3     195.9
Gross Profit                                           70.4      68.4
Operating Income                                        8.2      12.1
Net Earnings                                            6.8       7.9

Earnings per Share in U.S. dollars                     0.12      0.15
Average exchange rate (U.S. dollar per Euro)         1.2226    1.1266



                        NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Earnings
           for the nine months September 30, 2004 and 2003
                   and the basis of Italian GAAP
           (Expressed in millions of EUR except per share data)


                            Sept. 30   %     Sept. 30     %        %
                              2004    Sales  2003       Sales   Change
                          ----------  -----  --------   ------  ------

 Upholstery net sales        497.6            491.5              1.2%
 Other sales                  62.3             68.5             -9.1%
Net Sales                    559.9     100%   560.0      100%    0.0%

                 Purchases  (238.4)          (273.1)           -12.7%
                     Labor   (77.8)           (77.4)             0.5%
 Third-party Manufacturers   (21.6)           (24.5)           -11.8%
       Manufacturing Costs   (21.8)           (21.3)             2.3%
          Inventories, net     4.0             24.9            -83.9%
Cost of Sales               (355.6)          (371.4)            -4.3%

Gross Profit                 204.3     36.5%  188.6     33.7%    8.3%

          Selling Expenses  (138.1)          (129.2)            6.9%
 General and Administrative
  Expenses                   (29.0)           (27.5)            5.5%

Operating Income              37.2     6.6%    31.9      5.7%   16.6%

  Interest Income, net        (0.1)             0.7
 Foreign Exchange, net         2.7              7.8
     Other Income, net        (0.5)             2.3

Earnings before taxes
 and minority interest        39.3             42.7             -8.0%

 Income taxes                (11.5)            (9.1)            26.4%

Earnings before
 minority interest            27.8             33.6            -17.3%

  Minority Interest            0.1             (0.1)

Net Earnings                  27.7     4.9%    33.7      6.0%  -17.8%

 Earnings per Share           0.51             0.62

Average Number of
 Shares Outstanding*    54,681,628        54,681,628


                   KEY FIGURES IN U.S. DOLLARS (millions)

                              September 30  September 30
                                  2004          2003
                              ------------  ------------
Net Sales                        686.2         622.9
Gross Profit                     250.4         209.8
Operating Profit                  45.6          35.5
Net Earnings                      33.9          37.5

Earnings per Share
 in U.S. dollars                  0.63          0.69
Average exchange rate
 (U.S. dollar per Euro)         1.2255        1.1124


                         GEOGRAPHIC BREAKDOWN

                       Sales                    Seat Units
                   (Expressed in
                  millions of EUR)
                    3rd       3rd              3rd       3rd
                  Quarter   Quarter    %     Quarter   Quarter     %
                  -------  --------- ------ --------  -------- -------
                    2004      2003   Change    2004      2003   Change
                  -------  --------- ------ --------  -------- -------
Americas             69.2      81.9  -15.5%  385,582   414,624   -7.0%
     % of total      47.0%     55.5%            56.2%     61.3%
Europe               66.9      54.5   22.8%  257,441   215,207   19.6%
     % of total      45.5%     36.9%            37.5%     31.8%
Rest of world        11.0      11.3   -2.7%   43,031    46,263   -7.0%
     % of total       7.5%      7.6%             6.3%      6.9%
TOTAL               147.1     147.7   -0.4%  686,054   676,094    1.5%
-----               -----     -----   -----  -------   -------    ----

                         BREAKDOWN BY COVERING

                        Sales                    Seat Units
                    (Expressed in
                   millions of EUR)
                     3rd       3rd              3rd       3rd
                   Quarter   Quarter    %     Quarter   Quarter     %
                  --------   ------ -------  -------- --------- ------
                     2004      2003  Change    2004     2003    Change
                    ------    ----- -------  -------- --------- ------
Leather             120.7     120.4    0.2%  518,687   511,023    1.5%
     % of total      82.1%     81.5%            75.6%     75.6%
Fabric               26.4      27.3   -3.3%  167,367   165,071    1.4%
     % of total      17.9%     18.5%            24.4%     24.4%
TOTAL               147.1     147.7   -0.4%  686,054   676,094    1.5%
-----               ------    ------  -----  --------  --------   ----


                          BREAKDOWN BY BRAND

                       Sales                   Seat Units
                   (Expressed in
                  millions of EUR)
                   3rd        3rd              3rd       3rd
                   Quarter   Quarter   %     Quarter   Quarter    %
                  ---------  ------- ------ --------  --------- ------
                    2004      2003   Change    2004     2003    Change
                  ---------  ------- ------ --------  --------- ------
Natuzzi             112.9     113.2   -0.3%  443,096   457,045   -3.1%
     % of total      76.8%     76.6%            64.6%     67.6%
Italsofa             34.2      34.5   -0.9%  242,958   219,049   10.9%
     % of total      23.2%     23.4%            35.4%     32.4%
TOTAL               147.1     147.7   -0.4%  686,054   676,094    1.5%
------             --------  ------- ------- --------  -------- ------

(*) Net of shares repurchased

                         GEOGRAPHIC BREAKDOWN

                 Sales                            Seat Units
                (Expressed in millions of EUR)
               SeptemberSeptember      September 30  September
                   30       30        %                  30          %
               ------------------------------------  -----------------
                   2004     2003   Change    2004      2003    Change
               ------------------------------------  -----------------
Americas          225.3    240.7  -6.4%  1,251,530   1,258,395   -0.5%
  % of total       45.3%    49.0%             54.5%       56.6%
Europe            238.5    221.8   7.5%    908,823     835,267    8.8%
  % of total       47.9%    45.1%             39.5%       37.6%
Rest of world      33.8     29.0  16.6%    138,288     127,805    8.2%
  % of total        6.8%     5.9%              6.0%        5.8%
TOTAL             497.6    491.5   1.2%  2,298,641   2,221,467    3.5%
---------------------------------------------------  -----------------

                         BREAKDOWN BY COVERING

               Sales                              Seat Units
            (Expressed in millions of EUR)
            September  September 30       September   September
                 30                  %         30         30         %
            ----------------------------- ----------- ----------------
                  2004      2003   Change    2004       2003    Change
            ----------------------------- ----------- ----------------
Leather          409.4       400.6   2.2%  1,753,002  1,673,646   4.7%
  % of total      82.3%       81.5%             76.3%      75.3%
Fabric            88.2        90.9  -3.0%    545,639    547,821  -0.4%
  % of total      17.7%       18.5%             23.7%      24.7%
TOTAL            497.6       491.5   1.2%  2,298,641  2,221,467   3.5%
----------------------------------------- ----------- ----------------

                          BREAKDOWN BY BRAND

                Sales                               Seat Units
                 Expressed inmillions of EUR)
              September September          September  September
                  30         30       %        30         30         %
              ---------------------------- ---------- ----------------
                   2004     2003   Change     2004      2003   Change
              ---------------------------- ---------- ----------------
Natuzzi           383.7      390.3   -1.7% 1,516,763  1,551,946  -2.3%
  % of total       77.1%      79.4%             66.0%      69.9%
Italsofa          113.9      101.2   12.5%   781,878    669,521  16.8%
  % of total       22.9%      20.6%             34.0%      30.1%
TOTAL             497.6      491.5    1.2% 2,298,641  2,221,467   3.5%
------------------------------------------ ---------- ----------------

                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
            as of September 30, 2004 and December 31, 2003
                    (Expressed in millions of EUR)

                                                 September   December
                                                     30,        31,
                                                 ----------- =========
                                                       2004      2003
                                                 ----------- =========
Current Assets:
Cash and cash equivalents                             101.8      63.6
Marketable debt securities                              0.0         0
Trade receivables, net                                133.6     154.5
Other receivables                                      45.4      58.1
Inventories                                           101.5      97.5
Unrealized foreign exchange gain                        3.0       6.3
Prepaid expenses and accrued income                     3.4       2.1
Deferred income taxes                                   4.4       1.0
Total current assets                                  393.1     383.1
Non-Current Assets:
Net property, plant and equipment                     263.0     254.2
Treasury shares                                         0.0      37.8
Other assets                                           17.6      17.1
Deferred income taxes                                   0.2       0.2
Total Assets                                          673.9     692.4
                                                 =========== =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                  12.2       4.8
Current portion of long-term debt                       0.1       1.3
Accounts payable-trade                                 71.3      80.9
Accounts payable-shareholders for dividends             0.6       0.6
Accounts payable-other                                 18.0      17.2
Allowance for unrealized foreign exchange losses        0.0       0.0
Income taxes                                            4.3       4.3
Salaries, wages and related liabilities                16.7      16.1
Total current liabilities                             123.2     125.2
Long-Term Liabilities:
Employees' termination indemnity                       29.2      27.6
Long-term debt                                          4.8       4.2
Deferred income taxes                                   0.4       0.4
Deferred income for capital grants                     12.7      13.4
Other liabilities                                       5.3       5.7
Minority Interest                                       1.0       0.9
Shareholders' Equity:
Share capital                                          54.7      57.5
Reserves                                               42.4      80.2
Additional paid-in capital                              8.3       8.3
Retained earnings                                     391.9     369.0
Total shareholders' equity                            497.3     515.0
Total Liabilities and Shareholders' Equity            673.9     692.4
                                                 =========== =========

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of September 30, 2004 and 2003
                    (Expressed in millions of EUR)

                                             September 30 September 30
                                                 2004         2003
                                             ------------ ------------
Cash flows from operating activities:
Net earnings                                        27.7         33.7
   Depreciation                                     20.9         17.1
   Employees' termination indemnity                  1.6          1.8
   Deferred income taxes                            (3.4)         0.9
   Minority interest                                 0.1            -
   (Gain) loss on disposal of assets                 0.9          0.2
   Change in provision for unrealized foreign
    exchange (losses) / gain                         3.3         (7.2)
Change in assets and liabilities:
   Receivables, net                                 20.9         24.7
   Inventories                                      (4.0)       (19.1)
   Prepaid expenses and accrued income              (1.3)        (2.8)
   Other assets                                     12.8          9.4
   Accounts payable                                 (9.7)       (20.8)
   Income taxes                                      0.0         (3.5)
   Salaries, wages and related liabilities           0.6          1.8
   Other liabilities                                (0.4)       (11.9)

Total adjustments                                   42.3         (9.4)

Net cash provided by operating activities           70.0         24.3

Cash flows from investing activities:
Property, plant and equipment:
   Additions                                       (36.0)       (38.5)
   Disposals                                         7.7          0.4
Government grants received                           0.0          3.1
Marketable debt securities:
   Purchases                                        (0.2)           -
   Proceeds from maturities                          0.0            -
   Proceeds from sales                               0.2            -
Purchase of business, net of cash acquired           0.0         (4.3)
Purchase of minority interest                       (2.9)           -
Net cash used in investing activities              (31.2)       (39.3)
Cash flows from financing activities:
Long term debt:
   Proceeds                                          0.6          1.0
   Repayments                                       (1.2)        (1.6)
Short-term borrowings                                7.5          7.3
Exercise of stock options                            0.0          0.0
Treasury shares                                      0.0          0.0
Dividends paid                                      (7.7)       (18.0)
Dividends paid to minority shareholders              0.0          0.0
Net cash used in financing activities               (0.8)       (11.3)
Effect of translation adjustments on cash            0.2         (2.2)
Increase (decrease) in cash and cash
 equivalents                                        38.2        (28.5)
Cash and cash equivalents, beginning of the
 year                                               63.6         96.7
Cash and cash equivalents, end of the period       101.8         68.2


                            Natuzzi S.p.A.

                          THIRD QUARTER 2004
                   FINANCIAL RESULTS TELECONFERENCE

      Senior management will review third quarter 2004 financial results. The review will be followed by a question
                            answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                             Piero Cordero
                        Chief Financial Officer

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                      Tuesday, November 16, 2004
                      --------------------------
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site

                            www.natuzzi.com

      starting from 12:00 a.m. Italian time on November 17, 2004.




    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               NATUZZI S.p.A.
                                               (Registrant)


Date:  15th November 2004                      By: /s/ GIUSEPPE DESANTIS
                                                   ---------------------
                                                       Giuseppe Desantis